

Crystal Royce, CPA CFE · 2nd

Tax Strategist for Entrepreneurs

Tucson, Arizona · 500+ connections · **Contact info**

The Royce CPA Firm

 **University of Arizona**
College of Managem

Experience

The Royce CPA Firm PLLC
7 yrs 3 mos

Tax Strategist
Mar 2013 – Present · 7 yrs 3 mos
Tucson, Arizona Area

Providing tax strategies to business owners and real estate investors following the principles of
Tax-Free Wealth by Tom Wheelwright.

Chief CPA
Mar 2013 · 1 mo
Tucson, Arizona Area

Eventually I realized that I could provide a better experience for my clients by utilizing
technology to improve client communications and preparation of accounting and tax services.
The decision to start my own CPA firm was made quickly, and I haven't looked back. My clients
also seem to be pleased with the decision!   **...see mor**

 (520) 321-4626
crystal@theroycecpaf...

CPA

Robert Hardy Groll, CPA

Oct 2010 – Mar 2013 · 2 yrs 6 mos

My natural desire for growth and learning led me to begin work for a new CPA firm that specialized in taxation.

I began to expand my understanding of IRS rules and regulations for individuals, par ...see mor



Senior Accountant & Auditor

Bitner & Collings, PLLC

Jun 2007 – Apr 2010 · 2 yrs 11 mos

After outgrowing my job as a bookkeeper, I took an internship with a CPA firm that led to a full-time hire after graduation.

I initially started as an audit assistant working on projects for large community healtl ...see mor

Bookkeeper

Professional Small Business Services

Dec 2006 – Jul 2007 · 8 mos

Worked as a bookkeeper while simultaneously earning my bachelors degree in accounting.

Provided bookkeeping, payroll, consulting, and tax services for over 50 small businesses in the Tucson area. ...see mor



Loan Processor

Marine Federal Credit Union

2005 – 2006 · 1 yr

Jacksonville, North Carolina Area

Began career as a teller and was promoted within two weeks to member service representative because of my strong skills in customer service and financial details.

Was promoted a second time to loan processor where I prepared and approved pers ...see mor

Education



University of Arizona - Eller College of Management

BS, Accounting

2006 – 2008

Activities and Societies: Accounting Student Association

Magna Cum Laude



North Carolina State University



2002 – 2003
Activities and Societies: President Bowen Hall 2003, Vice President Bowen Hall 2002

Licenses & Certifications

Certified Fraud Examiner
ACFE
Credential ID 618259

Certified Public Accountant
Arizona State Board of Accountancy
Credential ID 16473-E

Volunteer Experience

Treasurer
Wings for Women
Apr 2011 – Oct 2012 • 1 yr 7 mos
Social Services

The mission of Wings for Women is to empower women to break the cycle of hopelessness and lead healthy and productive lives. As treasurer I:

• Ensure compliance with regulatory reporting requirements
• Assess future cash flows and cash budgets
• Promote the organization's mission
• Provide pro bono accounting services
• Assist in grant writing and fiscal management of grant funds

www.wingsforwomentucson.org

Treasurer
American Institute for Maghrib Studies
Nov 2011 – Oct 2013 • 2 yrs
Education

AIMS is an international not-for-profit educational organization that works to facilitate research in North Africa and encourage the free exchange of information between American and North African scholars. As Treasurer, I:

• Oversee the development and observation of financial policies
• Work collaboratively with federal funding agencies to ensure appropriate use of funds
• Inform the board of key financial events, trends, concerns, and assessment of fiscal health

• Attend annual meeting at the Middle East Studies Association Conference

www.aimsnorthafrica.org

Treasurer

ANGEL HEART PAJAMA PROJECT
Oct 2017 – Present • 2 yrs 8 mos
Children

Our hope in providing pajamas and books to children in foster care is that they will feel like someone cares, and that at bedtime, in their own new pajamas and reading their own new book, they will have a feeling of comfort and love.

Please consider donating: http://angelheartpajamaproject.org/donations/

Skills & Endorsements

CPA · 37

Sean Lyle and 36 connections have given endorsements for this skill

Tax · 30

 Endorsed by **Danny Knee (mutual connection)**

Accounting · 27

 Endorsed by **Paul A. Collings, CPA, who is highly skilled at this**

 Endorsed by **Danny Knee (mutual conne**

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